MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Almaden Minerals Ltd. (the “Company” or “Almaden”) for the nine month period ended September 30, 2004 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 and related notes contained in the annual report. The date of this management’s discussion and analysis is November 8, 2004. Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Almaden

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Exploration Projects – Canada

Elk (Siwash) Gold Project, BC

The 2004 diamond drill program in the Siwash Gold Mine area of the Elk property was completed in late October for a total of 10,265 meters of NQ drilling in 44 holes.  The Elk property hosts a number of mesothermal high grade gold bearing quartz veins and is located in the Okanagan area of southern British Columbia, approximately three hours by road east of Vancouver. This year’s program focused on extending the known limits of the WD vein along strike and to depth in 50m step-outs.  The vein was intersected in all holes and now has a drill tested strike length of 710m and a down dip length of 430m.  The WD vein is located 200m north of the B vein system which was mined by open pit and underground methods in the early 1990’s. Five holes were drilled to test the projection of a southwest trending gold shoot in the B vein below the existing mine workings.  The vein was intersected at the projected locations in all holes extending the down dip length of the known vein to 450m. Four holes were drilled into the Bullion Creek vein located 600m north of the B vein to test the continuity of the zones intersected in 2003.  Veins were intersected in all holes. Two holes successfully tested the continuity and grade of the B vein in the area of a proposed open pit to increase the sample density to 25m.  Sample results and check assays are in progress and will be reported when completed.  All samples were analyzed at Acme Analytical Labs in Vancouver using wet geochemical, fire assay and metallics techniques.  Duplicate and blank samples as well as standards were included in all sample shipments sent to Acme to confirm procedural quality.  Check assays will be carried out by ALS Chemex Labs in Vancouver.

Mor, Cabin Lake and Caribou Creek Gold-Silver-Copper-Zinc-Lead Projects, Yukon

These projects have been optioned to Kobex Resources Ltd. (Kobex). Kobex has informed the Company that it has completed an IP geophysical survey over the Mor property which defined an 800 meter long linear chargeability anomaly that remains open along strike. This anomaly is coincident with significant mineralization identified in trenches and anomalous soil geochemistry. Kobex conducted a two hole diamond drill program that tested this feature in August 2004. Both drill holes identified massive to semi massive sulphides over intervals of up to five meters. Hole MO004001 had the best instersection which included 4.9 meters from 18 to 22.9 meters depth, that assayed 0.69% copper, 1.31% zinc, 39.7 g/t silver, 0.82 g/t gold and 0.15% lead. The results are considered very encouraging and are indicative of a volcanogenic massive sulphide environment similar to that of the nearby Kudz ze Kayah and Wolverine deposits, owned by Teck Cominco and Expatriate Resources respectively. Almaden is awaiting to hear Kobex’s plans for future work.

Prospect Valley (PV) Gold-Silver Project, BC

The PV property is under option to Consolidated Spire Ventures Ltd. (Spire). Earlier in 2004 the property was expanded to include the former NIC claims covering an important gold-silver vein discovery.  During the Quarter, Spire conducted grid soil sampling in the NIC area and detailed silt sampling of the major drainage basin within the central property area.  These programs have generated a number of gold and multi-element geochemical anomalies.  Several of the more prominent anomalies are currently the subject of a follow-up program comprising grid and contour soil geochemistry, prospecting and hand trenching.

Sam Gold-Silver Project, BC

An initial exploration program consisting of soil and silt geochemistry, prospecting and hand trenching was conducted by Company personnel on the SAM claims during September-October 2004. Sample results are pending.

Regional Exploration, B.C.

Substantial reconnaissance prospecting and geochemical sampling have been carried out in southern British Columbia, focussing on the search for gold-silver deposits.  Several priority targets have been identified, resulting in two new property acquisitions in the Kamloops and Nicola Mining Divisions.

Exploration Projects – Mexico

Caballo Blanco Gold-Copper Property, Veracruz

This property is optioned to Comaplex Minerals Ltd. (Comaplex). Comaplex has completed a large field program over both the Highway and Northern zones of the property, the centres of which are located roughly 7 kilometers apart.  The work by Comaplex has defined several prominent drill targets. A drill program that was to have commenced earlier in the year has been delayed due to additional permitting requirements, shortage of drilling equipment, difficulties in road building and the summer rainy season. Almaden anticipates that drilling will commence in the autumn of 2004, after the end of the rainy season.

Galeana Gold-Silver Project, Chihuahua

This project is optioned to Grid Capital Corp. (Grid). In 2003 and 2004, Grid completed rock sampling, soil geochemistry and IP geophysical programs which have defined significant drill targets on the vein systems. Drilling was delayed in the spring of 2004 due to difficult road building conditions, drill availability and the onset of the rainy season. Grid has reported that road building is complete and the main targets will be drilled at the end of the rainy season, in 2004.

El Pulpo Gold-Copper-Silver Project, Sinaloa

This property is optioned to Ross River Minerals Ltd. (Ross River). Ross River has informed Almaden that it has completed a large program of geologic mapping, rock and soil sampling and IP and magnetics geophysics on the project. In June, Ross River completed a 20 hole drill program that tested the Papaya and Trucha vein targets only. Almaden will release the results of this program as soon as it has received them from Ross River. Ross River has also informed Almaden that it plans a large field program in the autumn of 2004 which will include drilling on the Cerro Colorado porphyry target.

Bufa Gold-Silver Project, Chihuahua

This project is optioned to Grid. The property surrounds the town and mining camp of Guadalupe y Calvo.   where gold was discovered in 1835 and subsequent production was sufficiently large that a mint was built in 1844. The small historic central portion of the Guadalupe camp is held by an unrelated third party, Mexgold Resources Inc. A major vein structure has been traced from the Guadalupe camp over a 1.4 kilometer distance onto the Bufa property. Grid has reported that results of prospecting on the NW portion of the Bufa claim are currently being compiled and that a drill program is planned for the autumn, 2004.

San Carlos Copper-Gold-Silver Project, Tamaulipas

This project has been optioned to Hawkeye Gold and Diamond Inc. (Hawkeye).  Hawkeye has initiated a field program designed to develop drill targets. The program includes geologic mapping, rock and soil sampling and ground geophysics.

BHP Billiton Joint Venture

Almaden and BHPB have completed a regional exploration program designed to identify new copper-gold deposits in Mexico. At present BHPB is reviewing the results of the exploration program and can elect to acquire an interest in any of the properties.

Regional Exploration

Almaden is currently planning a helicopter and truck based regional exploration program to focus on gold, silver and copper systems in Mexico. This work will commence early in 2005.

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

	For the quarters ended (unaudited)
	Sept 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002
Total revenues	$40,516	$89,902	$62,682	$59,106	$3,592	$35,825	$ 11,707	$17,255
Net loss	725,410	258,688	324,218	567,215	260,373	223,008	432,609	502,217
Net loss per share	0.02	0.01	0.01	0.03	0.01	0.01	0.02	0.02
Total assets	11,238,229	10,695,340	10,591,469	10,341,770	6,834,870	5,300,783	5,584,450	5,635,752

Results of operations

The Company’s operations during the quarter ended September 30, 2004 produced a net loss of $725,410 or $0.02 per share compared to a net loss of $260,373 or $0.01 per share for the same quarter last year. Operations during the nine month period ended September 30, 2004 produced a net loss of $1,308,316 or $0.04 per share compared to a net loss of $945,090 or $0.04 per share for the same nine month period last year.

The Company has no revenue from mining operations. For the quarter ended September 30, 2004 the Company had revenue of $40,516 compared to $3,592 during the same quarter last year. Total revenue for the nine month period ended September 30, 2004 was $216,479 compared to $51,124 for the same period last year. The increase in revenues is due to an increase in proceeds received from mineral properties option agreements in excess of the properties carried value, increased interest income and value-added tax recoveries in Mexico.

General and administrative costs remained consistent during the quarter ended September 30, 2004 compared to the same quarter last year. The most significant increase in general and administrative costs during the nine month period ended September 30, 2004 compared to the same period last year was in travel and promotion.  The Company participated in investment conferences in New York, Las Vegas and Vancouver and the Prospectors and Developers Association Conference in Toronto.  The Company also engaged Roth Investor Relations Inc. of New Jersey to introduce senior management to various fund managers in eastern United States.

The significant increase in general exploration costs in the quarter and nine month period ended September 30, 2004 compared to last year is due to the purchase of satellite imagery and data maps.

Liquidity and capital resources

At September 30, 2004, the Company had working capital of $5,325,508 and cash and cash equivalents of $4,807,114 compared to working capital of $5,100,785 and cash and cash equivalents of $4,838,914 at December 31, 2003, the Company’s most recent year-end. In addition, the market value of the Company’s inventory of 1,597 ounces of gold bullion at September 30, 2004 was $848,224 - $573,456 above book value. The market value of investments at September 30, 2004 was $865,468 - $324,520 above book value. These values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for at least the next year.

Cash used for operating activities during the quarter ended September 30, 2004 was $272,973 compared to cash from operating activities of $32,233 during the same quarter last year, after adjusting for the non-cash activities of properties interests write-downs, loss on marketable securities and changes in working capital components. Cash used for operating activities during the nine month period ended September 30, 2004 was $897,105 compared to $465,914 during the same period last year after adjusting for the same non-cash activities.

Cash flows from financing activities during the quarter ended September 30, 2004 were $1,238,791 compared to $1,593,187 during the same quarter last year. Cash flows from financing activities during the nine month period ended September 30, 2004 were $2,021,497 compared to $1,816,235 during the same period last year. During the current period the Company completed two private placements.  One for 270,000 flow-through shares at a price of $2.25 per share for gross proceeds of $607,500 less share issue costs of $62,264 and one for 150,000 flow-through shares at a price of $2.25 per share for gross proceeds of $337,500 less share issue costs of $11,226. 27,000 warrants were issued to an agent in consideration of its services exercisable for non-flow-through shares for a period of one year at $2.25. The funds will be used for the ongoing drill program on the Elk property and general exploration.

During the quarter and nine month period ended September 30, 2004, cash was used to purchase marketable securities compared to cash proceeds received from the sale of securities in the same periods last year. Little investment was made in property, plant and equipment during the current quarter as compared to the same quarter last year and investment during the nine month period to September 30, 2004 was less than the same period last year. The most significant exploration expenditures during the quarter ended September 30, 2004 were incurred on the drill program on the Elk property. During the nine month period ended September 30, 2004, exploration expenditures of $734,721, prior to the receipt of shares issued pursuant to various option agreements, were made on mineral properties compared to $578,922 during the same period last year. Significant expenditures made on mineral properties during the current nine month period include $499,249 on the drill program at Elk, $62,253 of primarily claim surveys and maintenance expenditures at Yago prior to the write-down of the property’s carrying value by $300,000 and expenditures on various other mineral claims which include the staking of several new claims in Mexico and geological work undertaken. Most exploration currently being undertaken on the Company’s properties is being done by third parties who are earning their interests in the Company’s projects.

During the nine month period ended September 30, 2004, the carrying value of the Mor, Cabin Lake and Caribou Creek properties decreased on the receipt of shares issued pursuant to the property option agreement with Kobex. The carrying value of Rock River Coal decreased on the refund of lease payments made in previous periods on the application of work credits.  The carrying value of Caballo Blanco decreased on the recovery of exploration expenditures incurred by the Company in prior periods. The carrying value of the El Pulpo property has been reduced to $1 on the receipt of shares issued pursuant to the option agreement with Ross River and on the recovery of exploration expenditures incurred by the Company in prior periods, with the excess being charged to mineral properties revenue. The carrying values of the San Carlos and Galeana properties decreased on the receipt of shares issued pursuant to option agreements with Hawkeye and Grid, respectively.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2009.  All property option payments on the Company’s projects not listed below have been assumed by third parties who are earning their interests in the projects.  The Siwash North lease rental payment is due annually.  The Rock River Coal leases are renewable on  three year terms.  The ATW lease rental payments are due annually and the total acquisition cost for the As de Oro property in Mexico is US$50,000 over four years of which US$10,000 has been paid.  The commitment recorded below is at the September 30, 2004 based on an exchange rate of C$1.2699 to US$1.00.

	2004	2005	2006	2007	2008	Balance

Office lease	$9,313	$37,251	$37,251	$37,251	$37,251	$3,104
Mineral property payments
-Siwash North lease payment	-	1,500	1,500	1,500	1,500	Ongoing
-Rock River Coal lease rental	-	9,385	18,770	4,712	9,385	Ongoing
-ATW lease rental	-	2,889	2,889	2,889	2,889	Ongoing
-As de Oro property option payments	-	12,699	12,699	25,398	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than the lease related to its office premises as disclosed above.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in note 2 to the annual consolidated financial statements for the year ended December 31, 2003.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in accounting principles

Stock-based compensation

At December 31, 2003, the Company early adopted the Canadian Institute of Chartered Accountants stock option compensation and other stock based payments accounting standard. The consolidated interim financial statements for the nine months ended September 30, 2003 reflect this and the change has been applied retroactively and the consolidated interim financial statements for the nine months ended September 30, 2003 have been restated. The effect of this change was to increase the net loss for the nine months ended September 30, 2003 by $186,000 for a net loss of $945,090.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004. The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into operations over time. The Company is currently assessing these requirements to ensure it complies with the new standards starting in 2004.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value. As at September 30, 2004, there were 31,083,267 outstanding common shares compared to 27,627,079 outstanding shares at December 31, 2003. The increase reflects the success of the Company in raising a total of $3,731,886 through the issue of new shares and the exercise of options and warrants to September 30, 2004.

In January 2004, the Company completed a private placement of 1,300,000 common shares raising proceeds of $1,699,435 net of issue costs. These funds were received prior to December 31, 2003 and were recorded as a subscription for shares.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan. This plan and its terms and outstanding balance are disclosed in note 7 to the consolidated interim financial statements to September 30, 2004.

Related party transactions

A total of $82,800 was paid to a company controlled by Duane Poliquin, the President of the Company, for geological consulting services and web-site management services during the nine months ended September 30, 2004. A total of $51,267 was paid to a company controlled by Morgan Poliquin, a Director of the Company, for geological consulting services during the nine months ended September 30, 2004. These amounts are included in general exploration and mineral property costs. A total of $42,838 was paid to Dione Bitzer, an Officer of the Company for accounting services during the nine months ended September 30, 2004.  This amount is included in professional fees.

Trends

The mineral exploration industry has been through a very difficult period with low prices for both precious and base metals. Lack of interest led to low market capitalizations and large companies found it was easier to grow by purchasing companies or mines than to explore for them. This led to downsizing of large company exploration staffs and many professionals took early retirement or left the industry to pursue other careers. As a result of these trends, there are few good gold-silver projects in the pipeline and a developing shortage of experienced explorationists. With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.  As junior companies (many of which are staffed by former large company geologists) find it easier to raise funds, they are beginning to seek properties of merit to explore.  Metal prices are difficult to predict, but the Company’s exploration efforts are largely based on the expectation that gold prices will stay at close to current levels or increase.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact the Company’s financial results in the future.

Industry

Almaden is engaged in the exploration for and development of mineral properties which involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. There is no assurance that the Company’s exploration efforts will result in discoveries of commercial mineral deposits. The geological focus of the Company is on areas in which the geological setting is well understood by management. Technological tools are regularly used to better focus exploration efforts.

Reserve and mineralization estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgement. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for, all have the same or similar price risk factors.

Cash flows and additional funding requirements

Almaden currently has no revenues from operations. If any of the Company’s exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide it’s share of ongoing exploration and development costs in order to maintain it’s interest in the projects, or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, sale of marketable securities, sale of equity capital or the offering of an interest in its projects to another party. Although the Company presently has sufficient financial resources to undertake all of its currently planned exploration programs and has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

Almaden’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and regulations

Almaden’s exploration activities in each country where it is active are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters.  Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.  The Company applies the expertise of its management, its advisors, its employees and contractors to ensure compliance with current laws.

Title to mineral properties

While the Company has investigated title to it’s mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in British Columbia and the Yukon Territory may affect the Company’s properties in these jurisdictions in the future.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on management

The Company strongly depends on the business and technical expertise of its management and there is little possibility that this dependence will decrease in the near term.

Outlook

Almaden currently has thirteen active joint ventures including nine joint projects in which other companies are working to earn an interest in the projects by carrying all costs and making significant exploration expenditures.  Almaden is waiting for BHP Billiton to complete their review of the results of the joint venture copper-gold regional exploration program in Mexico that was conducted by the Company, after which further work may be planned. The Company ended 2003 with a cash position that will enable it to continue its own exploration efforts in Mexico and Canada seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.